March 1, 2013

Via EDGAR filing
Era Anagnosti
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Sharps Compliance Corp. Form 10-K for Fiscal Year Ended June 30, 2012 Filed August 30, 2012 File No. 001-34269

Dear Ms. Anagnosti:

Below, please find our responses to the comments outlined in your letter to the Company dated February 15, 2013. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions are underlined to assist in your review.

In addition to the responses below, Management acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2012

Cover Page of Form 10-K, page 2

1.	In future filings please indicate your reporting status by checking the appropriate box.

Company Response:  In future filings, the Company will indicate reporting status by checking the appropriate box.

Sharps Compliance Inc.
9220 Kirby Drive  Suite 500  Houston, TX 77054
Direct  713.660.3547    Fax 713.660.3581
Email  ddiaz@sharpsinc.com
Website   www.sharpsinc.com

Item 1. Description of Business - Market Overview, page 5

2.
We note that on June 28, 2010 you amended your Form 10-K for the fiscal year ended June 30, 2009 to reflect a number of staff comments raised in several of our comment letters dated February 12, 2010 through April 21, 2010. Unlike the “Market” disclosure on page five of the amendment, your disclosure here no longer identifies the market by specific subcategories, or by the products and services that you supply to each market. With a view towards future disclosure, please explain to us why the reasons for the change in the disclosure.

Company Response:  Subsequent to filing Form 10-K/A for the year ended June 30, 2009, the Company converted from scaled disclosure as a small reporting company to non-scaled disclosure as an accelerated filer.  As the Company made this change, it implemented a number of revisions to the order and format of disclosures in Item 1 which we believe improves the readability of the document and meets the disclosure requirements of an accelerated filer.

Further, all of the significant information provided in the “Market” section in the 2009 document can be found in other portions of the Company’s current report on Form 10-K Item 1.  For example:
•
A new section called “Company Overview” has been added at the beginning of Item 1 which includes not only a list of our key markets but also a more robust narrative on the make-up of each key market as well as how our solutions are used in the various markets.

•	The percentage of billings by market is now shown in tabular form with comparisons to the prior two years in “Competitive Strengths – Diverse Product Markets.”
•	The description of the government market was enhanced and also moved forward to the “Company Overview” section due to its significance.
•	Many of our solutions can be used across several industries or markets, so we determined that the section on products and services plus the laundry list matching products to industries was repetitive.

Signatures

3.	Please ensure that your future filings are also signed by your principal accounting officer or controller. Please refer to General Instructions D(2)(a) of Form 10-K.

Company Response:  Diana P. Diaz is both the Principal Financial Officer and Principal Accounting Officer.  In future filings, the Company will indicate such.  The signatures will reflect the following:

/s/ DIANA P. DIAZ
Diana P. Diaz
Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Please feel free to contact me at 713-660-3547 should you have questions or require additional information.

Sincerely,

/s/ DIANA P. DIAZ
Diana P. Diaz
Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)